SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK
JOHN ADEBIYI ♦	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
CHRISTOPHER W. BETTS		CHICAGO
WILL H. CAI ^	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
ALEC P. TRACY *
^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
MICHAEL V. GISSER (NEW YORK)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
CHI T. STEVE KWOK (NEW YORK)		SEOUL
GREGORY G.H. MIAO (NEW YORK)		SHANGHAI
ALAN G. SCHIFFMAN (NEW YORK)		SINGAPORE
SYDNEY
TOKYO
TORONTO

May 12, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Ivette Leon, Assistant Chief Accountant

Jamie Kessel, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Online Education Group (CIK No. 0001659494)

Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Kessel:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on April 15, 2016.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof.

The Company has also (i) included unaudited interim condensed consolidated financial statements of the Company as of March 31, 2016 and for each of the three-month periods ended March 31, 2015 and 2016, and (ii) updated other information and data to reflect developments since the time of the last confidential submission.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Vincent Cheuk, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-10-6533-2010 or via e-mail at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jack Jiajia Huang, Chairman and Chief Executive Officer, China Online Education Group
Jimmy Lai, Chief Financial Officer, China Online Education Group
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP